UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 2, 2005
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following documents are being submitted herewith:
•	Press Releases dated July 5, 2005.

•	Press Release dated July 7, 2005.

•	Press Release dated July 28, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: August 2, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Inc. to Webcast 2005 Second Quarter Financial Results Conference Call
CALGARY, Alberta, July 5, 2005 — Enbridge Inc. will host a webcast conference call to discuss its 2005 second quarter financial results as follows:

Event:	2005 Second Quarter Financial Results Conference Call

Date:	July 28, 2005

Time:	7:30 a.m. MDT / 9:30 a.m. EDT
Within North America, the toll-free call in number is 1-800-299-0148. Interested parties outside North America can call in to (617) 801-9711. The access code for both dial-in numbers is 90156282. To register for the live internet webcast, interested parties may access the call as follows: go to http://www.enbridge.com/investor and follow the conference call registration link. A transcript and replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-888-286-8010 or (617) 801-6888. The access code to the replay is 48398044.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge announces Open Season on the Gateway Project’s Condensate Import Pipeline
CALGARY, Alberta, July 7, 2005 — Enbridge Inc. today announced it will conduct an Open Season for the Gateway Project’s Condensate Import Pipeline, which would provide transportation for offshore condensate supply from Canada’s West Coast at Kitimat or Prince Rupert, British Columbia with redelivery to Edmonton, Alberta. The condensate import pipeline is a potential element of the Gateway Project, which also involves the crude oil export pipeline to transport crude oil from Edmonton to Kitimat or Prince Rupert to service both U.S. West Coast markets and Asia-Pacific refiners. A separate open season for the crude oil export pipeline will be held later this year.
Recent and anticipated market demand for condensate in Western Canada has stimulated considerable interest in the condensate line. The purpose of the Open Season is to confirm shipper support for the line to permit Enbridge to incorporate it into the Gateway Project development plan. The decision to proceed with one or both pipelines is subject to commercial considerations, including satisfactory shipper commitments, as well as successful completion of engineering, environmental planning, and public and Aboriginal consultation. The Company has already completed preliminary design work, engineering and environmental assessments of the pipeline, and is conducting a public and Aboriginal consultation program.
The Condensate Import Pipeline Open Season will proceed in two phases. Phase I will begin at noon MDT on July 8 and end at 5 p.m. MDT on August 12, 2005. During Phase I, prospective shippers will be provided the opportunity to comment on the documents and will be requested to provide indications of volume commitments. Phase II will occur between noon MDT on August 15 and 5 p.m. MDT on September 30, 2005. Phase II will involve the execution by prospective shippers of a Precedent Agreement that will become binding when accepted and executed by Enbridge.
The Open Season procedures are available on the Enbridge website at www.enbridge.com/gateway.
The Gateway condensate import pipeline would involve construction of a new 16-inch diameter pipeline with a minimum initial capacity of approximately 150,000 barrels per day to transport offshore condensate supplies from Kitimat or Prince Rupert to Edmonton. The pipeline would include docking and tankage terminal facilities in Kitimat or Prince Rupert and tankage terminal facilities in Edmonton, located next to Enbridge’s existing tankage terminal facility. As with a crude oil export pipeline, the deepwater port would provide access to large-scale marine vessels and lower cost transportation options to potential shippers. The condensate import pipeline would be placed into service by mid-year 2010 and could benefit significantly from cost savings recognized if constructed concurrently with a crude oil export pipeline.
The Gateway condensate import pipeline will benefit Canadian producers by providing cost-effective transportation access for new condensate supply sources to meet the growing requirements for the production of Western Canada’s oil sands.
Gateway is prepared to consider offering up to 49% of the equity participation in the Condensate Import Pipeline to shippers who enter into long-term capacity commitments.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs more than 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions, which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:
Media:
Enbridge Inc.
Jim Rennie
(403) 231-3931
Email: jim.rennie@enbridge.com
Investment Community:
Enbridge Inc.
Colin Gruending
(403) 231-5919
Email: colin.gruending@enbridge.com

NEWS RELEASE
Enbridge Receives Strong Customer Support For Southern Access Projects
Major expansion will supply additional Canadian crude oil to U.S. markets
CALGARY, Alberta and HOUSTON, Texas, July 28, 2005 — Enbridge Inc. (TSX/NYSE:ENB) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) today announced a successful conclusion to their Open Season to confirm shipper support for the Southern Access Mainline Expansion Program. Letters of support from shippers strongly endorsed the need to proceed with all three phases of the expansion concurrently, which will provide an additional 400,000 barrels per day (bpd) of crude oil capacity on the Enbridge mainline system from Hardisty, Alberta to Chicago, Illinois as early as 2009.
Negotiation of final contract terms with individual shippers, or the Canadian Association of Petroleum Producers on their behalf, as well as Canadian and U.S. regulatory approvals are key remaining expansion program milestones.
Richard Bird, Group Vice President Liquids Pipelines for both Enbridge and the Partnership said, “The Southern Access Program is a key component of our overall plan to facilitate access to new markets for expanding supplies of crude oil from the Alberta oil sands. The Program represents the lowest cost alternative for the capacity and market access required by our customers, even before expected cost savings of US$120 million that are achievable by completing the three phases within a reasonably tight timeframe. As well, the expansion will provide the shortest possible transit times, lowest shipper investment in line-fill, and greatest flexibility for storage and alternative delivery options.”
Bird continued, “The Program is also good for U.S. refiners because it enhances their access to a secure and expanding source of crude oil supplies and will permit better segregation of crude types to greatly enhance the quality of crudes delivered from the Enbridge system.”
The Canadian portion of the Southern Access Expansion Program from Edmonton to the international border near Neche, North Dakota, will be undertaken by Enbridge Pipelines Inc., the Enbridge subsidiary that owns the Canadian mainline system, at a cost of approximately US$135 million in 2005 dollars.
The U.S. portion of the expansion program, from the international border to Chicago, will be undertaken on the Partnership’s Lakehead system (the U.S. mainline system), at a cost of approximately US$760 million in 2005 dollars, taking into consideration the expected savings of proceeding with all three phases concurrently. Tariffs for this portion of the expansion would be based on the Federal Energy Regulatory Commission’s trended original cost model, including a 9% real return on equity.
The Open Season also sought non-binding indications of interest for the Southern Access Extension Project, involving an Enbridge Inc. extension from the Lakehead System near

Chicago to Wood River and/or Patoka, Illinois. Enbridge was pleased with the initial support for the extension project and will continue detailed discussions to finalize the project’s design and timing in preparation for a second, binding Open Season.
Additional information on the Southern Access Program has been posted in the “About Us” section on www.enbridgepartners.com.
ABOUT THE ENBRIDGE-LAKEHEAD MAINLINE SYSTEM
The Partnership’s Lakehead System and affiliate Enbridge Pipelines system in Canada are operationally integrated. Together, the systems deliver approximately two-thirds of the crude oil produced in western Canada to refinery centers in the U.S. Upper Midwest and Canada. The Lakehead System spans approximately 1,900 miles in the United States, from the international border near Neche, North Dakota, to the international border near Marysville, Michigan, with an extension across the Niagara River into the Buffalo, New York area. The system is strategically located and provides low-cost and highly reliable delivery of crude oil and natural gas liquids to premium U.S. refinery markets, including Minneapolis-St. Paul, Chicago and Detroit-Toledo. In early 2006, the Lakehead System will have access to the Cushing Terminal, one of the largest crude transportation and storage hubs in North America, via the Spearhead pipeline (now undergoing reversal by Enbridge).
ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc., is the General Partner of Enbridge Partners and holds an approximate 11 percent effective interest in Enbridge Partners.
ABOUT ENBRIDGE
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Alberta Oil Sands; (2) changes in or challenges to Enbridge Partners’ tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. Reference should also be made to Enbridge Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and via Enbridge Partners’ web site.
CONTACTS

Investor Relations Contacts:
Enbridge Partners:	Enbridge Inc.:
Tracy Barker	Colin Gruending
Toll-free: (866) EEP INFO	(403) 231-5919
or (866) 337-4636	E-mail: colin.gruending@enbridge.com
E-mail: eep@enbridge.com

Media Contact:
Denise Hamsher
Telephone: (713) 821-2089
E-mail: usmedia@enbridge.com
Source: Enbridge Inc. and Enbridge Energy Partners, L.P.